June 27, 2011

Mr. Brad Colby
Eternal Energy Corporation
2549 W. Main Street, Suite 202
Littleton, CO  80120

Dear Mr. Colby:

As you requested, MHA Petroleum Consultants LLC (MHA) has prepared an estimate of the reserves and income attributable to certain oil and gas properties of Eternal Energy Corporation (EERG) located in the Hardy Bakken Prospect, Saskatchewan, Canada, (Figure 1) effective December 31, 2010.  This report was prepared at the request of the Company’s management in connection with the preparation of the Company’s annual financial statements and the audit thereof, and represents an update to the original report dated February 23 2011.  It is our understanding that the information included in this report will be used to calculate annual depletion expense associated with the subject reserves and to evaluate the Company’s Hardy Property for any potential impairment as of December 31, 2010.  Reserve volumes and income were estimated using production data and economic parameters provided by EERG and supplemented where necessary with public domain data.  Production from undrilled locations was assumed to be the average production profile of existing wells coupled with the development schedule provided by EERG.  Average product prices were used to calculate the net present values summarized by reserve category in the table below.

Hardy Bakken Prospect, Saskatchewan Canada Reserves and Economics – Constant Prices and Costs As of December 31, 2010
Reserve Category	Gross Oil MBBLS	Net Oil MBBLS	BFIT Net Income M$, US	Disc Net Income M$, US @10%
Proved Developed Producing	46.5	19.9	1190.6	1001.5
Proved Undeveloped	152.3	48.8	2013.7	937.5
Total Proved	198.8	68.7	3204.3	1939.0
Numbers in the above table may not exactly match economic output due to rounding.

This one volume report consists of a narrative letter with supporting tables and figures, annualized cash flows spanning 15 years by reserve category, and cash flow summaries for individual entries with, for producing wells, the corresponding decline curve.  This report covers all of the Company’s reserves as of December 31, 2010, which are located in southeastern Saskatchewan, Canada.

730 17th Street, Suite 410	Denver, Colorado 80202 USA	Telephone: 303-277-0270	Fax: 303-277-0276

The future net revenue in this report was based on net hydrocarbon volume sold multiplied by the appropriate price.  Expenses include the normal cost of operating the wells.  Future net cash flow is future net revenue minus expenses and any development costs.  The future net cash flow has not been adjusted for outstanding loans, which may exist, nor does it include any adjustments for cash on hand or undistributed income.  Reserve estimates and cash flow estimates are dependent on the pricing and cost parameters used in the analysis.  Future variations in these parameters will affect the reserve and cash flow estimates reported in the evaluation.  These changes could be material.

Reserve Estimates

Reserves were assigned on the basis of the U.S. Securities Exchange Commission definitions included with this letter.  These definitions are generally accepted as standard in the U.S. oil and gas industry, and this report follows these guidelines for categorizing reserves.

Reserves included in this study were estimated by a combination of performance methods, volumetric methods, and comparisons with analogous wells. Reserves estimated by the performance method utilized extrapolations of historical production data. Reserves were estimated by analogy and volumetrics in cases where historical production data were insufficient to establish a clear decline.

The current producing well and undrilled locations are shown on the acreage map in Figure 1.  The map shows 4 locations per section but, per EERG, as of February 2011, they are planning just 2 horizontals per section.

Prices and Costs

Economic parameters utilized in this work are collected in Table 1.  Development costs used in the report were provided by EERG and as they appeared reasonable were used without further validation by MHA.  The well capital cost of $2,960,000 includes drilling, completion, and all facilities.  The monthly lease operating expense (LOE) of $5000 per well, as well as water disposal costs of $1.91/bbl were utilized in the economics.    All costs and expenses were held constant.

 The oil price of $77.86/bbl represents the average monthly prices received in 2010.

No deductions were made for estimated abandonment costs for the properties using the assumption that equipment salvage values would, at a minimum, be equal to abandonment costs.  MHA has not performed a detailed study of the abandonment costs and salvage values of the leases.  No deductions were made for indirect costs such as loan repayments, interest expenses, and exploration and development prepayments.

Statement of Risk

The accuracy of reserve and economic evaluations is always subject to uncertainty.  The magnitude of this uncertainty is generally proportional to the quantity and quality of data available for analysis.  As a well matures and new information becomes available, revisions may be required which may either increase or decrease the previous reserve assignments.  Sometimes these revisions may result not only in a significant change to the reserves and value assigned to a property, but also may impact the total company reserve and economic status.  The reserves and forecasts contained in this report were based upon a technical analysis of the available data using accepted engineering principles.  However, they must be accepted with the understanding that further information and future reservoir performance subsequent to the date of the estimate may justify their revision.  It is MHA’s opinion that the estimated proven reserves and other reserve information as specified in this report are reasonable, and have been prepared in accordance with generally accepted petroleum industry standards.  Notwithstanding the aforementioned opinion, MHA makes no warranties concerning the data and interpretations of such data.  In no event shall MHA be liable for any special or consequential damages arising from EERG’s use of MHA’s interpretation, reports, or services produced as a result of its work for EERG.

Mr. Brad Colby June 27, 2011 Page 2

Neither MHA, nor any of our employees have any interest in the subject properties and neither the employment to do this work, nor the compensation, is contingent on our estimates of reserves for the properties in this report.

MHA is not aware of any existing regulations that would affect the Company’s ability to recover the estimated reserves included in this report.

It was a pleasure performing this work for Eternal Energy Corporation.  If you have any questions regarding this evaluation or if additional information is needed, please feel free to contact the undersigned at 303-277-0270.

Sincerely,

/s/ Leslie S. O’Connor

Leslie S. O’Connor
President

Mr. Brad Colby June 27, 2011 Page 3

SEC Reserves Definitions

Effective January 1, 2010

Financial Accounting and Reporting for Oil and Gas Producing Activities Pursuant to the Federal
Securities Laws and the Energy Policy and Conservation Act of 1975

Definitions
Definitions. The following definitions apply to the terms listed below as they are used in this section:

(1)	Acquisition of properties. Costs incurred to purchase, lease or otherwise acquire a property,
(a)	including costs of lease bonuses and options to purchase or lease properties, the portion of costs
(b)	applicable to minerals when land including mineral rights is purchased in fee, brokers' fees, recording fees, legal costs, and other costs incurred in acquiring properties.

(2)	Analogous reservoir. Analogous reservoirs, as used in resources assessments, have similar rock
(a)
and fluid properties, reservoir conditions (depth, temperature, and pressure) and drive mechanisms, but are typically at a more advanced stage of development than the reservoir of interest and thus may provide concepts to assist in the interpretation of more limited data and estimation of recovery. When used to support proved reserves, an “analogous reservoir” refers to a reservoir that shares the following characteristics with the reservoir of interest:

(b)	Same geological formation (but not necessarily in pressure communication with the
i.	reservoir of interest);
(c)	Same environment of deposition;
(d)	Similar geological structure; and
(e)	Same drive mechanism.

(f)	Instruction to paragraph (a)(2): Reservoir properties must, in the aggregate, be no more favorable in the analog than in the reservoir of interest.

(3)	Bitumen. Bitumen, sometimes referred to as natural bitumen, is petroleum in a solid or semi-solid
(a)	state in natural deposits with a viscosity greater than 10,000 centipoise measured at original
(b)	temperature in the deposit and atmospheric pressure, on a gas free basis. In its natural state it usually contains sulfur, metals, and other non-hydrocarbons.

(4)
Condensate. Condensate is a mixture of hydrocarbons that exists in the gaseous phase at original reservoir temperature and pressure, but that, when produced, is in the liquid phase at surface pressure and temperature.

(5)	Deterministic estimate. The method of estimating reserves or resources is called deterministic
(a)	when a single value for each parameter (from the geoscience, engineering, or economic data) in the reserves calculation is used in the reserves estimation procedure.

(6)	Developed oil and gas reserves. Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(a)	Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(b)	Through installed extraction equipment and infrastructure operational at the time of the
i.	reserves estimate if the extraction is by means not involving a well.

(7)
Development costs. Costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas. More specifically, development costs, including depreciation and applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a)
Gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines, and power lines, to the extent necessary in developing the proved reserves.

(b)	Drill and equip development wells, development-type stratigraphic test wells, and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment, and the wellhead assembly.
(c)	Acquire, construct, and install production facilities such as lease flow lines, separators, treaters, heaters, manifolds, measuring devices, and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems.
(d)	Provide improved recovery systems.

(8)
Development project. A development project is the means by which petroleum resources are brought to the status of economically producible. As examples, the development of a single reservoir or field, an incremental development in a producing field, or the integrated development of a group of several fields and associated facilities with a common ownership may constitute a development project.

(9)	Development well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known-to be productive.

(10)
Economically producible. The term economically producible, as it relates to a resource, means a resource which generates revenue that exceeds, or is reasonably expected to exceed, the costs of the operation. The value of the products that generate revenue shall be determined at the terminal point of oil and gas producing activities as defined in paragraph (a)(16) of this section.

(11)	Estimated ultimate recovery (EUR). Estimated ultimate recovery is the sum of reserves remaining as of a given date and cumulative production as of that date.

(12)
Exploration costs. Costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects of containing oil and gas reserves, including costs of drilling exploratory wells and exploratory-type stratigraphic test wells.  Exploration costs may be incurred both before acquiring the related property (sometimes referred to in part as prospecting costs) and after acquiring the property. Principal types of exploration costs, which include depreciation and applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a)
Costs of topographical, geographical and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews, and others conducting those studies. Collectively, these are sometimes referred to as geological and geophysical or "G&G" costs.

(b)	Costs of carrying and retaining undeveloped properties, such as delay rentals, ad valorem taxes on properties, legal costs for title defense, and the maintenance of land and lease records.
(c)	Dry hole contributions and bottom hole contributions.
(d)	Costs of drilling and equipping exploratory wells.
(e)	Costs of drilling exploratory-type stratigraphic test wells.

(13)
Exploratory well. An exploratory well is a well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir. Generally, an exploratory well is any well that is not a development well, an extension well, a service well, or a stratigraphic test well as those items are defined in this section.

(14)	Extension well. An extension well is a well drilled to extend the limits of a known reservoir.

(15)
Field. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field which are separated vertically by intervening impervious strata, or laterally by local geologic barriers, or by both. Reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field. The geological terms "structural feature" and "stratigraphic condition" are intended to identify localized geological features as opposed to the broader terms of basins, trends, provinces, plays, areas-of-interest, etc.

(16)	Oil and gas producing activities.

(a)	Oil and gas producing activities include:

i.	The search for crude oil, including condensate and natural gas liquids, or natural gas ("oil and gas") in their natural states and original locations;
ii.	The acquisition of property rights or properties for the purpose of further exploration or for the purpose of removing the oil or gas from such properties;
iii.
The construction, drilling, and production activities necessary to retrieve oil and gas from their natural reservoirs, including the acquisition, construction, installation, and maintenance of field gathering and storage systems, such as:

1.	Lifting the oil and gas to the surface; and
2.	Gathering, treating, and field processing (as in the case of processing gas to extract liquid hydrocarbons); and
iv.
Extraction of saleable hydrocarbons, in the solid, liquid, or gaseous state, from oil sands, shale, coalbeds, or other nonrenewable natural resources which are intended to be upgraded into synthetic oil or gas, and activities undertaken with a view to such extraction.

Instruction 1 to paragraph (a)(16)(i): The oil and gas production function shall be regarded as ending at a "terminal point", which is the outlet valve on the lease or field storage tank. If unusual physical or operational circumstances exist, it may be appropriate to regard the terminal point for the production function as:
(a)	The first point at which oil, gas, or gas liquids, natural or synthetic, are delivered to a main pipeline, a common carrier, a refinery, or a marine terminal; and
(b)
In the case of natural resources that are intended to be upgraded into synthetic oil or gas, if those natural resources are delivered to a purchaser prior to upgrading, the first point at which the natural resources are delivered to a main pipeline, a common carrier, a refinery, a marine terminal, or a facility which upgrades such natural resources into synthetic oil or gas.

Instruction 2 to paragraph (a)(16)(i): For purposes of this paragraph (a)(16), the term saleable hydrocarbons means hydrocarbons that are saleable in the state in which the hydrocarbons are delivered.

(b)	Oil and gas producing activities do not include:

i.	Transporting, refining, or marketing oil and gas;

ii.
Processing of produced oil, gas or natural resources that can be upgraded into synthetic oil or gas by a registrant that does not have the legal right to produce or a revenue interest in such production;

iii.	Activities relating to the production of natural resources other than oil, gas, or natural resources from which synthetic oil and gas can be extracted; or
iv.	Production of geothermal steam.

(17)	Possible reserves. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(a)
When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(b)
Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(c)	Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.
(d)
The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(e)
Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(f)
Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

(18)
Probable reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(a)
When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(b)
Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(c)	Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.
(d)	See also guidelines in paragraphs (a)(17)(iv) and (a)(17)(vi) of this section.

(19)
Probabilistic estimate. The method of estimation of reserves or resources is called probabilistic when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrence.

(20)	Production costs.

(a)
Costs incurred to operate and maintain wells and related equipment and facilities, including depreciation and applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities. They become part of the cost of oil and gas produced. Examples of production costs (sometimes called lifting costs) are:

i.	Costs of labor to operate the wells and related equipment and facilities.
ii.	Repairs and maintenance.
iii.	Materials, supplies, and fuel consumed and supplies utilized in operating the wells and related equipment and facilities.
iv.	Property taxes and insurance applicable to proved properties and wells and related equipment and facilities.
v.	Severance taxes.

(b)
Some support equipment or facilities may serve two or more oil and gas producing activities and may also serve transportation, refining, and marketing activities. To the extent that the support equipment and facilities are used in oil and gas producing activities, their depreciation and applicable operating costs become exploration, development or production costs, as appropriate. Depreciation, depletion, and amortization of capitalized acquisition, exploration, and development costs are not production costs but also become part of the cost of oil and gas produced along with production (lifting) costs identified above.

(21)	Proved area. The part of a property to which proved reserves have been specifically attributed.

(22)
Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(a)	The area of the reservoir considered as proved includes:

i.	The area identified by drilling and limited by fluid contacts, if any; and
ii.
Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(b)
In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(c)
Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(d)	Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

i.
Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

ii.	The project has been approved for development by all necessary parties and entities, including governmental entities.

(e)
Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

(23)	Proved properties. Properties with proved reserves.

(24)
Reasonable certainty. If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

(25)
Reliable technology. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

(26)
Reserves. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

(27)
Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

(28)
Resources. Resources are quantities of oil and gas estimated to exist in naturally occurring accumulations. A portion of the resources may be estimated to be recoverable, and another portion may be considered to be unrecoverable. Resources include both discovered and undiscovered accumulations.

(29)
Service well. A well drilled or completed for the purpose of supporting production in an existing field. Specific purposes of service wells include gas injection, water injection, steam injection, air injection, salt-water disposal, water supply for injection, observation, or injection for in-situ combustion.

(30)
Stratigraphic test well. A stratigraphic test well is a drilling effort, geologically directed, to obtain information pertaining to a specific geologic condition. Such wells customarily are drilled without the intent of being completed for hydrocarbon production. The classification also includes tests identified as core tests and all types of expendable holes related to hydrocarbon exploration. Stratigraphic tests are classified as "exploratory type" if not drilled in a known area or "development type" if drilled in a known area.

(31)
Undeveloped oil and gas reserves. Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(a)
Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(b)
Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(c)
Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

(32)	Unproved properties. Properties with no proved reserves.

R22
R21
T4
T3
good neutron%
New Bakken Location
Licensed to Drill
Hardy South
Minton
-1300
-1310
-1330
wet?
American Eagle Energy
Hardy Minton Bakken
Structure: Top Bakken Shale
contour interval 5 meters
Bakken Producer
Bakken By-Passed Producer
(Core,Spl,Mudlog Data)
Bakken Wet
(Core,Spl,Mudlog Data)
18%
Bakken
Max Log Porosity
Seismic Line
AMZG Poss HZ Loc
AMZG/EERG 100%

Figure 1

Day_Oil
LEASE:HARDY 7-9-4-21W2M Hz
RESERVOIR: BAKKEN
1PDP
Water, bbl/day
Gas, mcf/day
Oil, bbl/day
10000 1000 100
1000 100 10
100 10 1
10 1 0.1
Day_Oil
MHA09
MHA11
Day_Water
10
11
12
13
14
Date
Oil, bbl./da
Qual= MHA11
Ref= 2/2011
Cum= 6471
Gas, mcf/day
Ref= 2/2011
Cum= 0
Water, bbl/d
Qual= MHA11
Ref= 2/2011
Cum= 37486

Table 1 Hardy Bakken - Economic Inputs

Completed well cost, m$ =	$2,960

LOE, $/mon-well =	$5,000

Water disposal=	$1.91/bbl

Oil Price=	$77.86/bbl

Other

effective date =	1/1/11
cost escalation, %/yr =	0.0%

Notes
1. PUD location to be drilled summer 2011; assume producing by 9/2011

Eternal Energy	DATE	: 02/18/2011
Grand Total	TIME	: 08:21:46
	DBS	: DEMO
	SETTINGS	: SETDATA
	SCENARIO	: mha11

RESERVES AND ECONOMICS

AS OF DATE: 01/2011

	GROSS OIL	GROSS GAS	NET OIL	NET GAS	NET OIL	NET GAS	NET	NET	TOTAL
END	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	PRICE	PRICE	OIL SALES	GAS SALES	NET SALES
MO-YEAR	MBBLS	MMCF	MBBLS	MMCF	$/BBL	$/MCF	M$	M$	M$

12-2011	32.165	0.000	11.969	0.000	77.860	0.000	931.878	0.000	931.878
12-2012	35.161	0.000	12.404	0.000	77.860	0.000	965.803	0.000	965.803
12-2013	21.222	0.000	7.576	0.000	77.860	0.000	589.904	0.000	589.904
12-2014	15.027	0.000	5.346	0.000	77.860	0.000	416.203	0.000	416.203
12-2015	11.364	0.000	4.004	0.000	77.860	0.000	311.744	0.000	311.744

12-2016	8.969	0.000	3.122	0.000	77.860	0.000	243.046	0.000	243.046
12-2017	7.317	0.000	2.514	0.000	77.860	0.000	195.742	0.000	195.742
12-2018	6.063	0.000	2.051	0.000	77.860	0.000	159.671	0.000	159.671
12-2019	4.539	0.000	1.455	0.000	77.860	0.000	113.315	0.000	113.315
12-2020	4.121	0.000	1.321	0.000	77.860	0.000	102.867	0.000	102.867

12-2021	3.779	0.000	1.212	0.000	77.860	0.000	94.329	0.000	94.329
12-2022	3.493	0.000	1.120	0.000	77.860	0.000	87.210	0.000	87.210
12-2023	3.252	0.000	1.043	0.000	77.860	0.000	81.175	0.000	81.175
12-2024	3.044	0.000	0.976	0.000	77.860	0.000	75.989	0.000	75.989
12-2025	2.863	0.000	0.918	0.000	77.860	0.000	71.481	0.000	71.481

S TOT	162.379	0.000	57.030	0.000	77.860	0.000	4440.356	0.000	4440.356

AFTER	36.445	0.000	11.685	0.000	77.860	0.000	909.820	0.000	909.820

TOTAL	198.825	0.000	68.715	0.000	77.860	0.000	5350.175	0.000	5350.175

	AD VALOREM	PRODUCTION	DIRECT OPER	INTEREST	CAPITAL	EQUITY	FUTURE NET	CUMULATIVE	CUM. DISC.
END	TAX	TAX	EXPENSE	PAID	REPAYMENT	INVESTMENT	CASHFLOW	CASHFLOW	CASHFLOW
MO-YEAR	M$	M$	M$	M$	M$	M$	M$	M$	M$
12-2011	0.000	0.000	97.109	0.000	0.000	930.000	-95.231	-95.231	-107.875
12-2012	0.000	0.000	91.909	0.000	0.000	0.000	873.894	778.663	653.874
12-2013	0.000	0.000	74.300	0.000	0.000	0.000	515.603	1294.266	1061.668
12-2014	0.000	0.000	65.307	0.000	0.000	0.000	350.896	1645.162	1313.824
12-2015	0.000	0.000	60.318	0.000	0.000	0.000	251.427	1896.589	1478.029

12-2016	0.000	0.000	57.469	0.000	0.000	0.000	185.577	2082.166	1588.189
12-2017	0.000	0.000	55.075	0.000	0.000	0.000	140.667	2222.833	1664.079
12-2018	0.000	0.000	51.356	0.000	0.000	0.000	108.314	2331.147	1717.203
12-2019	0.000	0.000	23.677	0.000	0.000	0.000	89.638	2420.785	1757.129
12-2020	0.000	0.000	23.537	0.000	0.000	0.000	79.330	2500.115	1789.248

12-2021	0.000	0.000	23.426	0.000	0.000	0.000	70.902	2571.018	1815.344
12-2022	0.000	0.000	23.336	0.000	0.000	0.000	63.874	2634.891	1836.715
12-2023	0.000	0.000	23.261	0.000	0.000	0.000	57.914	2692.805	1854.329
12-2024	0.000	0.000	23.198	0.000	0.000	0.000	52.792	2745.597	1868.925
12-2025	0.000	0.000	23.144	0.000	0.000	0.000	48.337	2793.934	1881.074

S TOT	0.000	0.000	716.421	0.000	0.000	930.000	2793.934	2793.934	1881.074

AFTER	0.000	0.000	499.381	0.000	0.000	0.000	410.439	3204.373	1939.053

TOTAL	0.000	0.000	1215.802	0.000	0.000	930.000	3204.373	3204.373	1939.053

	OIL	GAS			P.W. %	P.W., M$
GROSS WELLS	2.0	0.0	LIFE, YRS.	36.92	5.00	2406.094
GROSS ULT., MB & MMF	203.950	0.000	DISCOUNT %	10.00	10.00	1939.053
GROSS CUM., MB & MMF	5.126	0.000	UNDISCOUNTED PAYOUT, YRS.	1.11	12.00	1800.602
GROSS RES., MB & MMF	198.825	0.000	DISCOUNTED PAYOUT, YRS.	1.14	15.00	1626.251
NET RES., MB & MMF	68.715	0.000	UNDISCOUNTED NET/INVEST.	4.45	18.00	1481.731
NET REVENUE, M$	5350.174	0.000	DISCOUNTED NET/INVEST.	3.17	20.00	1398.066
INITIAL PRICE, $	77.860	0.000	RATE-OF-RETURN, PCT.	100.00	30.00	1081.439
INITIAL N.I., PCT.	37.210	0.000	INITIAL W.I., PCT.	40.332	60.00	598.617
					80.00	434.058
					100.00	324.079

32 1PDP HARDY 7-9-4-21W2M Hz BA	DATE	: 02/18/2011
	TIME	: 08:21:45
	DBS	: DEMO
	SETTINGS	: SETDATA
	SCENARIO	: mha11

RESERVES AND ECONOMICS

AS OF DATE: 01/2011

	GROSS OIL	GROSS GAS	NET OIL	NET GAS	NET OIL	NET GAS	NET	NET	TOTAL
END	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	PRICE	PRICE	OIL SALES	GAS SALES	NET SALES
MO-YEAR	MBBLS	MMCF	MBBLS	MMCF	$/BBL	$/MCF	M$	M$	M$

12-2011	15.493	0.000	6.623	0.000	77.860	0.000	515.690	0.000	515.690
12-2012	10.581	0.000	4.523	0.000	77.860	0.000	352.180	0.000	352.180
12-2013	7.226	0.000	3.089	0.000	77.860	0.000	240.514	0.000	240.514
12-2014	4.935	0.000	2.110	0.000	77.860	0.000	164.254	0.000	164.254
12-2015	3.370	0.000	1.441	0.000	77.860	0.000	112.174	0.000	112.174

12-2016	2.302	0.000	0.984	0.000	77.860	0.000	76.607	0.000	76.607
12-2017	1.572	0.000	0.672	0.000	77.860	0.000	52.317	0.000	52.317
12-2018	0.999	0.000	0.427	0.000	77.860	0.000	33.244	0.000	33.244
12-2019
12-2020

12-2021
12-2022
12-2023
12-2024
12-2025

S TOT	46.477	0.000	19.869	0.000	77.860	0.000	1546.980	0.000	1546.980

AFTER	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000

TOTAL	46.477	0.000	19.869	0.000	77.860	0.000	1546.980	0.000	1546.980

	AD VALOREM	PRODUCTION	DIRECT OPER	INTEREST	CAPITAL	EQUITY	FUTURE NET	CUMULATIVE	CUM. DISC.
END	TAX	TAX	EXPENSE	PAID	REPAYMENT	INVESTMENT	CASHFLOW	CASHFLOW	CASHFLOW
MO-YEAR	M$	M$	M$	M$	M$	M$	M$	M$	M$

12-2011	0.000	0.000	83.083	0.000	0.000	0.000	432.608	432.608	413.879
12-2012	0.000	0.000	59.949	0.000	0.000	0.000	292.231	724.839	668.076
12-2013	0.000	0.000	46.897	0.000	0.000	0.000	193.617	918.456	821.210
12-2014	0.000	0.000	39.533	0.000	0.000	0.000	124.721	1043.176	910.910
12-2015	0.000	0.000	35.379	0.000	0.000	0.000	76.795	1119.972	961.143

12-2016	0.000	0.000	33.035	0.000	0.000	0.000	43.572	1163.544	987.077
12-2017	0.000	0.000	30.978	0.000	0.000	0.000	21.339	1184.883	998.638
12-2018	0.000	0.000	27.500	0.000	0.000	0.000	5.744	1190.627	1001.501
12-2019
12-2020

12-2021
12-2022
12-2023
12-2024
12-2025

S TOT	0.000	0.000	356.353	0.000	0.000	0.000	1190.627	1190.627	1001.501

AFTER	0.000	0.000	0.000	0.000	0.000	0.000	0.000	1190.627	1001.501

TOTAL	0.000	0.000	356.353	0.000	0.000	0.000	1190.627	1190.627	1001.501

	OIL	GAS			P.W. %	P.W., M$
GROSS WELLS	1.0	0.0	LIFE, YRS.	7.92	5.00	1086.801
GROSS ULT., MB & MMF	51.602	0.000	DISCOUNT %	10.00	10.00	1001.501
GROSS CUM., MB & MMF	5.126	0.000	UNDISCOUNTED PAYOUT, YRS.	0.00	12.00	971.545
GROSS RES., MB & MMF	46.477	0.000	DISCOUNTED PAYOUT, YRS.	0.00	15.00	930.362
NET RES., MB & MMF	19.869	0.000	UNDISCOUNTED NET/INVEST.	0.00	18.00	893.130
NET REVENUE, M$	1546.980	0.000	DISCOUNTED NET/INVEST.	0.00	20.00	870.240
INITIAL PRICE, $	77.860	0.000	RATE-OF-RETURN, PCT.	100.00	30.00	774.411
INITIAL N.I., PCT.	41.413	0.000	INITIAL W.I., PCT.	50.000	60.00	598.489
					80.00	528.967
					100.00	478.812

96 4PUD HARDY 4-16 BAKKEN	DATE	: 02/18/2011
	TIME	: 08:21:45
	DBS	: DEMO
	SETTINGS	: SETDATA
	SCENARIO	: mha11

RESERVES AND ECONOMICS

AS OF DATE: 01/2011

	GROSS OIL	GROSS GAS	NET OIL	NET GAS	NET OIL	NET GAS	NET	NET	TOTAL
END	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	PRICE	PRICE	OIL SALES	GAS SALES	NET SALES
MO-YEAR	MBBLS	MMCF	MBBLS	MMCF	$/BBL	$/MCF	M$	M$	M$

12-2011	16.672	0.000	5.345	0.000	77.860	0.000	416.187	0.000	416.187
12-2012	24.580	0.000	7.881	0.000	77.860	0.000	613.623	0.000	613.623
12-2013	13.996	0.000	4.487	0.000	77.860	0.000	349.390	0.000	349.390
12-2014	10.093	0.000	3.236	0.000	77.860	0.000	251.949	0.000	251.949
12-2015	7.994	0.000	2.563	0.000	77.860	0.000	199.571	0.000	199.571

12-2016	6.667	0.000	2.138	0.000	77.860	0.000	166.439	0.000	166.439
12-2017	5.745	0.000	1.842	0.000	77.860	0.000	143.425	0.000	143.425
12-2018	5.064	0.000	1.624	0.000	77.860	0.000	126.427	0.000	126.427
12-2019	4.539	0.000	1.455	0.000	77.860	0.000	113.315	0.000	113.315
12-2020	4.121	0.000	1.321	0.000	77.860	0.000	102.867	0.000	102.867

12-2021	3.779	0.000	1.212	0.000	77.860	0.000	94.329	0.000	94.329
12-2022	3.493	0.000	1.120	0.000	77.860	0.000	87.210	0.000	87.210
12-2023	3.252	0.000	1.043	0.000	77.860	0.000	81.175	0.000	81.175
12-2024	3.044	0.000	0.976	0.000	77.860	0.000	75.989	0.000	75.989
12-2025	2.863	0.000	0.918	0.000	77.860	0.000	71.481	0.000	71.481

S TOT	115.903	0.000	37.161	0.000	77.860	0.000	2893.375	0.000	2893.375

AFTER	36.445	0.000	11.685	0.000	77.860	0.000	909.820	0.000	909.820

TOTAL	152.348	0.000	48.847	0.000	77.860	0.000	3803.195	0.000	3803.195

	AD VALOREM	PRODUCTION	DIRECT OPER	INTEREST	CAPITAL	EQUITY	FUTURE NET	CUMULATIVE	CUM. DISC.
END	TAX	TAX	EXPENSE	PAID	REPAYMENT	INVESTMENT	CASHFLOW	CASHFLOW	CASHFLOW
MO-YEAR	M$	M$	M$	M$	M$	M$	M$	M$	M$

12-2011	0.000	0.000	14.026	0.000	0.000	930.000	-527.839	-527.839	-521.754
12-2012	0.000	0.000	31.960	0.000	0.000	0.000	581.663	53.824	-14.202
12-2013	0.000	0.000	27.403	0.000	0.000	0.000	321.987	375.811	240.458
12-2014	0.000	0.000	25.773	0.000	0.000	0.000	226.175	601.986	402.914
12-2015	0.000	0.000	24.939	0.000	0.000	0.000	174.632	776.617	516.886

12-2016	0.000	0.000	24.434	0.000	0.000	0.000	142.005	918.622	601.112
12-2017	0.000	0.000	24.097	0.000	0.000	0.000	119.328	1037.950	665.441
12-2018	0.000	0.000	23.856	0.000	0.000	0.000	102.570	1140.520	715.701
12-2019	0.000	0.000	23.677	0.000	0.000	0.000	89.638	1230.159	755.628
12-2020	0.000	0.000	23.537	0.000	0.000	0.000	79.330	1309.488	787.747

12-2021	0.000	0.000	23.426	0.000	0.000	0.000	70.902	1380.391	813.843
12-2022	0.000	0.000	23.336	0.000	0.000	0.000	63.874	1444.265	835.213
12-2023	0.000	0.000	23.261	0.000	0.000	0.000	57.914	1502.179	852.828
12-2024	0.000	0.000	23.198	0.000	0.000	0.000	52.792	1554.970	867.424
12-2025	0.000	0.000	23.144	0.000	0.000	0.000	48.337	1603.307	879.573

S TOT	0.000	0.000	360.068	0.000	0.000	930.000	1603.307	1603.307	879.573

AFTER	0.000	0.000	499.381	0.000	0.000	0.000	410.439	2013.746	937.552

TOTAL	0.000	0.000	859.449	0.000	0.000	930.000	2013.746	2013.746	937.552

	OIL	GAS			P.W. %	P.W., M$
GROSS WELLS	1.0	0.0	LIFE, YRS.	36.92	5.00	1319.293
GROSS ULT., MB & MMF	152.348	0.000	DISCOUNT %	10.00	10.00	937.552
GROSS CUM., MB & MMF	0.000	0.000	UNDISCOUNTED PAYOUT, YRS.	1.91	12.00	829.057
GROSS RES., MB & MMF	152.348	0.000	DISCOUNTED PAYOUT, YRS.	2.06	15.00	695.889
NET RES., MB & MMF	48.847	0.000	UNDISCOUNTED NET/INVEST.	3.17	18.00	588.602
NET REVENUE, M$	3803.195	0.000	DISCOUNTED NET/INVEST.	2.05	20.00	527.825
INITIAL PRICE, $	77.860	0.000	RATE-OF-RETURN, PCT.	60.02	30.00	307.028
INITIAL N.I., PCT.	32.062	0.000	INITIAL W.I., PCT.	37.500	60.00	0.129
					80.00	-94.909
					100.00	-154.733

LESLIE S. O’CONNOR President Petroleum Consultant MHA Petroleum Consultants LLC 730 17th Street, Suite 410 Denver, CO 80202 Phone: +1 303 277 0270 e-mail: loconnor@mhausa.com

EDUCATION

▪	Extended BSc Geology with Applied Engineering, North Arizona University, 1978

▪	Graduate Studies in Petroleum Engineering, Colorado School of Mines

PROFESSIONAL PROFILE

▪	In excess of 30 years of petroleum engineering experience

▪	Project management

▪	Oil and gas field studies; United States, China, Mexico, South America, Western and Eastern Europe and U.K. Offshore

▪	Petrophysical studies

▪	Unitization studies

▪	Workover opportunity identification

▪	Property evaluation, acquisition and divestitures

▪	Reservoir and economic evaluation

▪	Expert witness testimony

▪	Gas deliverability and gas storage

▪	Coal bed methane studies

▪	Reservoir simulation

▪	Waterflood feasibility studies

▪	Development of reservoir engineering courses for industry

WORK EXPERIENCE

 MHA PETROLEUM CONSULTANTS LLC, Denver, Colorado:
(March 2008) President and Petroleum Consultant
(May 2006) Vice President and Petroleum Consultant

Responsible for Denver operations; project manager, property evaluations, litigation support, reservoir studies.

730 17th Street, Suite 410	Denver, Colorado 80202 USA	Telephone: 303-277-0270	Fax: 303-277-0267

SPROULE ASSOCIATES INC., Denver, Colorado
(February, 1997 to May, 2006)  U. S. Manager and Petroleum Consultant

Responsible for U. S. operations; opened U. S. office for Sproule Associates Ltd.  Project manager, reservoir studies, property evaluations, litigation support, acquisition and divestiture support, CBM studies, petrophysical studies, feasibility studies, reservoir and economic studies of properties throughout the U. S.

GEOQUEST RESERVOIR TECHNOLOGIES, DENVER, Colorado:
(Formerly Intera Petroleum and Jerry R. Bergeson & Associates, Inc.)
(January, 1981 to January, 1997)  Petroleum Consultant

Technical reservoir studies, property evaluations, secondary recovery studies, gas deliverability and gas storage, petrophysical studies, unitization studies, expert testimony, reservoir and economic studies of properties in Williston Basin, Rocky Mountain, Mid-Continent, West Coast and Gulf Coast areas of the U. S.

THUMS LONG BEACH COMPANY, Long Beach, California:
(January, 1980 to January, 1981)  Development/Drilling Engineer

Responsible for design of highly deviated wellbores, completion design, field operations.

Dresser Atlas, Long Beach, California:
(August, 1978 to December, 1979) Field Engineer

Open hole logging operations and log interpretation.  Supervised field crew, planned and operated offshore skid unit on Exxon’s offshore Belmont Island platform.

PROFESSIONAL MEMBERSHIPS:

▪	Society of Petroleum Engineers – Recipient of the SPE 1995 Regional Service Award, Recipient of the SPE 1990 Denver Section Service Award
▪	Society of Petroleum Evaluation Engineers
▪	American Association of Petroleum Geologists
▪	Society of Professional Well Log Analysts
▪	Rocky Mountain Association of Geologists

♦	AAPG Certified Petroleum Geologist #5270
♦	Licensed Professional Geoscientist, Texas #181
♦	Licensed Professional Geologist, Wyoming #PG-3059
♦	Licensed Professional Geologist, Utah #5207412-2250

PUBLICATIONS

1.
Seidle, John P. and O’Connor, Leslie S.,  “The Impact of Undersaturation on Coal Gas Economics”, SPE 107731, presented at the 2007 SPE Rocky Mountain Oil & Gas Technology Symposium, Denver, Colorado, U. S. A. 16-18 April 2007.

2.	Seidle, John P., O’Connor, Leslie S., “Production Based Probabilistic Economics for Unconventional Gas”, SPE Paper #82024, 2003

Leslie S. O’Connor Page 2

3.	Cluff, Suzanne G., O’Connor, Leslie S. and Hansen, John T., “Petrophysical Analysis of the Frontier Formation (Cretaceous), Whiskey Buttes Field, Lincoln County, Wyoming”, SPE Paper 38379, 1997

4.	“Remaining Production Potential of Tight Gas Sand Wells in a Reservoir Under Curtailment”, GRI Atlas of Major Rocky Mountain Gas Reservoirs, 1993

5.	“Marketing Natural Gas from the Rocky Mountain Region”, GRI Atlas of Major Rocky Mountain Gas Reservoirs, 1993

6.	Seidle, John P., O’Connor, Leslie S, “The Impact of Undersaturation on Coal Gas Economics”, SPE Paper # 107731, 2007

7.	“Contingent Resources – Real World Examples”, presented at the 2008 annual SPEE meeting and at the 2008 COGA-RMAG meeting.

RECORD OF EXPERT WITNESS TESTIMONY

Ed Orr v. Noble Energy Production, Inc.
Weld County District Court, Case No. 2006CV25
Deposition November 2007
Testimony September 17, 2008

Bledsoe Land Company, et al v. Forest Oil Corporation, et al
Yuma County District Court, Case No. 2008CV31
Deposition August 2009
Testimony September 29, 2009

Pinnacle Gas Resources, Inc. v. Big Sky Energy, L.L.C., and Quaneco, L.L.C.
Big Horn County, MT District Court, Cause No. DV-09-35
Deposition November 2010

Barlow & Haun, Inc., et al v. U. S. Department of Justice
No. 08-847L; U. S. Court of Federal Claims
Depositions pending

Appearances as an Expert witness in hearings before

-	New Mexico Oil and Gas Commission

-	Colorado Oil and Gas Conservation Commission

-	Montana Board of Oil and Gas

Leslie S. O’Connor Page 3